Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

*     *     *

Merger Q&A

When will shareholders be able to vote on the proposed merger?
Proxy materials with instructions on how to vote shares have been mailed this week. Shareholders can vote their shares as soon as they receive their materials. The special meetings of shareholders will be held by both companies at Sears’ Hoffman Estates headquarters on March 24. The Kmart meeting will commence at 8:30 a.m., followed by the Sears meeting at 11 a.m.

What communications will I be receiving regarding treatment of my Sears stock?
The proxy mailing will include information on how you can elect to receive stock, cash or a combination of stock and cash in exchange for your Sears stock. In addition, if you are in the Sears 401(k) Savings Plan and have money invested in the Sears Stock Fund, you will receive a separate proxy mailing containing the same information plus details about the “blackout period” for the 401(k) plan.

What decisions do I need to make with regard to my Sears stock prior to the merger closing in March?
Associates who own Sears stock (whether purchased directly or obtained through pay/benefit plans such as the 401(k) Savings Plan, the Associate Stock Purchase Plan and stock option awards) have two decisions to make with regard to their stock. The first is to vote on the merger and the second is to elect whether they want cash, stock or a combination of cash and stock in exchange for their Sears stock. All Sears shareholders will receive one or more proxy mailings which explain these decisions and how to make them. Associates who hold vested stock options may also decide whether to exercise their options prior to the merger.

What does the blackout period mean?
There will be a 7 to 15 day “blackout period” for the 401(k) plan, in which you will not be able to access your 401(k) account. There is also a three-business-day blackout period for stock options, in which you will not be able to exercise your options. Stock options that are not exercised prior to the merger will be cashed out as a result of the merger.

What will happen to the Associate Stock Purchase Plan?
The plan will be terminated upon the close of the merger.

Which Sears, Roebuck board members will sit on the Sears Holdings board?
Besides Alan Lacy, two current Sears board members have been named to the Sears Holdings board of directors: Donald Carty, former chairman of the board and CEO of AMR Corporation and American Airlines, Inc., and Michael Miles, former chairman of the board and CEO of Philip Morris Companies, Inc.

The remaining Sears Holdings board members include Kmart Chairman Edward Lampert and Kmart President and CEO Aylwin Lewis; Ann Reese, founder and executive director of Center for Adoption Policy and former CFO of ITT Corp.; Steven Mnuchin, chairman and co-chief executive officer of Dune Capital Management LP; William Crowley, senior vice president, finance of Kmart; Julian Day, former president and CEO of Kmart; and Thomas Tisch, managing partner of Four Partners, a private investment firm.

What is the trading symbol for the new company?
Sears Holdings will trade on the NASDAQ under the trading symbol SHLD.